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Filed Pursuant to Rule 424(b)(3)
File No. 333-104917

PROSPECTUS

METALS USA, INC.

5,500,000 SHARES OF COMMON STOCK, $.01 PAR VALUE

        This prospectus relates to up to 5,500,000 shares of common stock which may be sold from time to time by the selling shareholders, including their transferees, pledgees or donees or their successors. The shares are being registered to permit the selling shareholders to sell the shares from time to time in the public market.

INVESTING IN OUR COMMON SHARES INVOLVES RISK.
SEE "RISK FACTORS" BEGINNING ON PAGE 5.

        Our common stock is listed on the American Stock Exchange under the symbol "MLT". On July 22, 2003, the last reported sales price of the common stock on the American Stock Exchange was $4.50.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated July 23, 2003.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	2
WHERE YOU CAN FIND MORE INFORMATION	3
INFORMATION WE INCORPORATE BY REFERENCE	3
UNCERTAINTY OF FORWARD-LOOKING STATEMENTS	4
FRESH START ACCOUNTING	4
RISK FACTORS	5
SELLING SECURITY HOLDERS	9
PLAN OF DISTRIBUTION	11
VALIDITY OF SECURITIES	13
EXPERTS	13

        We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates. This prospectus is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction.

ABOUT THIS PROSPECTUS

        This prospectus provides you with a general description of the securities the selling shareholders may offer. This prospectus does not contain all of the information included in the registration statement. For a complete understanding of the offering of securities, you should refer to the registration statement relating to this prospectus, including its exhibits. You should read this prospectus together with additional information described under the heading "Where You Can Find More Information."

        Unless otherwise indicated, all references to the "Company," "we," "us," "our" or other similar terms herein are intended to refer to Metals USA, Inc. and all of its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports and other information with the Securities and Exchange Commission, or the SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The SEC maintains a web site that contains reports, proxy statements and other information about issuers, like us, who file reports electronically with the SEC. The address of that site is http://www.sec.gov. You may also read and copy this information at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, or obtain copies of this information by mail from the SEC Public Reference Room at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

INFORMATION WE INCORPORATE BY REFERENCE

        The SEC allows us to incorporate by reference the information we file with the SEC, which means:

  •
  incorporated documents are considered part of the prospectus;

  •
  we can disclose important information to you by referring you to those documents; and

  •
  information that we file with the SEC will automatically update this prospectus.

        We incorporate by reference the documents listed below which we have previously filed with the SEC under the Exchange Act:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

  •
  Our Registration Statement on Form 8-A filed with the SEC on April 30, 2003;

  •
  Our Current Report on Form 8-K filed February 28, 2003; and

  •
  Our Current Report on Form 8-K filed April 11, 2003.

        We also incorporate by reference each of the documents that we file in the future with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all the securities described in this prospectus have been sold.

        You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning us at the following address:

Metals USA, Inc. Three Riverway, Suite 600 Houston, Texas 77056 Attention: Investor Relations (713) 965-0990

UNCERTAINTY OF FORWARD-LOOKING STATEMENTS

        This Prospectus contains statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "estimates," "will," "should," "plans" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements as a result of various factors. These factors include the effectiveness of management's strategies and decisions, general economic and business conditions, developments in technology, new or modified statutory or regulatory requirements and changing prices and market conditions. This report identifies other factors that could cause such differences. No assurance can be given that these are all of the factors that could cause actual results to vary materially from the forward-looking statements.

FRESH START ACCOUNTING

        We have applied "Fresh-Start Reporting" to our consolidated balance sheet as of October 31, 2002 in accordance with Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" as promulgated by the American Institute of Certified Public Accountants, or SOP 90-7. Under "Fresh-Start Reporting", a new reporting entity is considered to be created and the recorded amounts of assets and liabilities are adjusted to reflect their estimated fair values at the date "Fresh-Start Reporting" is applied. On October 31, 2002, or the Effective Date, we emerged from bankruptcy. As a result of the application of "Fresh-Start Reporting," the financial information of our Company as of any date or for periods after November 1, 2002 is not comparable to our historical financial information before November 1, 2002. As a result of the emergence from bankruptcy and for the purpose of presentation, activities subsequent to October 31, 2002 relate to the "Successor Company" and activities prior to November 1, 2002 relate to the "Predecessor Company."

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and any risk factors included in our reports filed with the SEC incorporated by reference into this prospectus along with the other information contained in this prospectus and those reports before deciding whether to purchase any shares of our common stock. If any of the following risks or the risks contained in those reports actually occur, our business and operating results could be harmed. This could cause the value of our common stock to decline, and you may lose all or part of your investment.

  We have recently emerged from Chapter 11 reorganization proceedings and have a history of recent losses, and we may continue to operate our business at a loss.

        We sought protection under Chapter 11 of the Bankruptcy Code in November 2001. Excluding the effects of Asset impairments, Integration credit, "Fresh-start" reporting and Reorganization expenses we incurred net losses before discontinued items as illustrated in the following table (amounts are shown in millions of dollars):

	Two Months Ended December 31, 2002	Ten Months Ended October 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
	(In millions of dollars)
Income (loss) before taxes and discontinued items	$(2.1)	$35.6	$(459.5)	$5.3
Less Non-cash charges:
Asset impairments and integration credit	—	(0.2)	384.0	—
Fresh-start adjustments	—	109.7	—	—
Gain on reorganization	—	(190.6)	—	—
Less reorganization expenses(a)	—	28.3	19.4	—

Income (loss) as adjusted for non-cash items and bankruptcy related costs	$(2.1)	$(17.2)	$(56.1)	$5.3

(a)
Reorganization expenses are attributable to bankruptcy related costs.

        Our equity ownership, Board of Directors and a portion of our senior management was replaced in connection with our reorganization. While our current senior management has concentrated on reformulating and refining our business strategy, we may never attain profitability or achieve growth in our operating performance.

  We have substantial debt obligations, which may restrict our ability to obtain additional debt financing or engage in other business activities.

        Even after our emergence from bankruptcy, our long-term debt was $127.4 million as of December 31, 2002, including $112.6 million under our new financing agreement with a group of lenders, the New Credit Facility. We continue to be particularly susceptible to adverse changes in our industry, the economy and the financial markets. In addition, our ability to obtain additional debt financing or to engage in other business activities that may be in our interest may be limited by restrictive operating and financial covenants under the terms of the New Credit Facility and any other debt instruments. Those limits on financing may restrict our ability to service our debt obligations or finance future operations, potential acquisitions or other capital needs through additional debt financing if cash flow from operations is insufficient to service such obligations. Because we may be more leveraged than some of our competitors, our debt may place us at a competitive disadvantage. In addition, if we cannot achieve the financial results necessary to maintain compliance with these covenants, we could be declared in default and be required to sell or liquidate our assets to repay outstanding debt.

        Loans under the New Credit Facility consist entirely of letters of credit and revolving loans, which are not subject to a fixed amortization schedule. Consequently, our debt service consists entirely of interest costs, fees, and amortization of closing fees and costs. Based on the first quarter of 2003, our annual debt service for fiscal year 2003 related to the New Credit Facility would be approximately $5.1 million.

  We have limited liquidity which may not be adequate to fund future liquidity needs.

        We are currently funding our liquidity needs out of operating cash flow and from borrowings under the New Credit Facility. We believe our current liquidity is sufficient to meet our operating and capital expenditure requirements during 2003. Our existing sources of liquidity may not be adequate to fund future liquidity needs. Our ability to borrow under the New Credit Facility is limited to the lesser of a borrowing base of eligible receivables and inventories or $200 million in the aggregate. As of March 31, 2003, the borrowing base was $215.4 million and such borrowing base is subject to decrease at any time. In addition, because substantial portions of our assets are pledged in connection with the New Credit Facility, we may not be able to obtain additional funding on commercially reasonable terms should such funding become necessary for our business. Any liquidity shortages would likely have a material adverse effect on our business and financial condition and prevent us from achieving growth in operating performance.

  Our historical financial information is not comparable to our current financial condition and results of operations.

        As a result of our emergence from bankruptcy, we are operating our business under a new capital structure. We were subject to "Fresh-Start Reporting" and our balance sheet as of December 31, 2002 reflects the application of these rules. Accordingly, the financial information of our Company as of any date or for periods after November 1, 2002 is not comparable to our historical financial information before November 1, 2002. This is primarily due to the reduction in the carrying values of our property and equipment which were reduced to zero as a result of the reduced values attributable to the common stock based upon the estimated enterprise value for our Company as described in the disclosure statement filed with our Plan of Reorganization Under Chapter 11 of the Company and its Affiliated Debtors dated September 18, 2002, as amended, or the Reorganization Plan.

  We cannot predict or quantify any negative impact of reorganization on some of our relationships with customers, suppliers and employees.

        The effect, if any, which our Chapter 11 proceedings and our Reorganization Plan may have upon the continued operations of our Company cannot be accurately predicted or quantified. Any negative publicity associated with our recent emergence from bankruptcy may adversely affect our ability to retain existing customers or to obtain new customers. Although we have successfully consummated our Reorganization Plan, we may find it difficult to convince existing or new customers to purchase our products and services. These effects on our reputation from any negative publicity regarding our Chapter 11 proceedings may harm our business, financial condition and results of operations and prevent us from achieving growth in operating performance.

        In addition, uncertainty during our Chapter 11 proceedings may have adversely affected our relationships with our suppliers. If our Chapter 11 proceedings has caused our suppliers to be concerned about our financial condition, they may demand faster payments or refuse to extend normal trade credit, both of which could further adversely affect our cash conservation measures and our results of operations. We may not be successful in obtaining alternative suppliers if the need arises and this would adversely affect our results of operations.

  The cyclical downturn in the U.S. economy has negatively impacted our business and may continue to do so.

        Our metal service center and distribution business has been impacted by decreasing volumes and declining prices starting in 2000 and continuing through the first quarter of 2003, due to softening demand from customers in the cyclical downturn in the U.S. economy. If weakness in product demand continues and volumes and pricing remain low, reduced sales could continue to cause a global oversupply in metals, which would materially adversely affect operating results and profitability. With respect to our Building Products Group, housing starts have recently declined from a record high, yet remain at historically high levels. The strong housing market has been driven by low mortgage rates. The current low mortgage rates may not continue, and increases in mortgage rates could decrease our Building Products Group's revenues and profits by causing a decrease in demand for products sold by our Building Products Group. Similarly, adverse changes in consumer confidence could materially affect our Building Products Group revenues and profits by causing a decrease in housing starts.

  Varying metals prices may have a negative impact on our business.

        The principal raw materials used by us are steel, aluminum and various specialty metals. The metals industry as a whole is cyclical, and at times pricing and availability of raw materials in the metals industry can be volatile due to numerous factors beyond our control, including general, domestic and international economic conditions, labor costs, production levels, competition, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials for us, and may, therefore, adversely affect our net sales, operating margin and net income. Our service centers maintain substantial inventories of metal to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase metal in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based on information derived from customers, market conditions, historic usage and industry research. Our commitments for metal purchases are generally at prevailing market prices in effect at the time we place our orders. We have no long-term, fixed-price purchase contracts. During periods of rising raw materials pricing, we may be unable to pass any portion of such increases on to customers. When raw material prices decline, customer demands for lower prices could result in lower sale prices and, as we use existing inventory, lower margins. During periods in which we use existing inventory (which are generally within 120 days of the acquisition of the existing inventory), the effects of changing metal prices could adversely affect our gross profit margin and operating income, which may prevent us from achieving growth in operating performance.

  Fluctuations in demand for our products may adversely affect our level of sales and prevent us from achieving growth in operating performance.

        Many of our products are sold to industries that experience significant fluctuations in demand based on economic conditions, energy prices, consumer demand and other factors beyond our control. We may not be able to increase or maintain our level of sales in periods of economic stagnation or downturn. If we were unable to maintain our level of sales during periods of significant economic stagnation or downturn, our profitability or growth may be adversely affected.

  We are engaged in a highly fragmented and competitive industry, which may adversely affect our profitability or growth.

        We compete with a large number of other value-added metals processors/service centers on a regional and local basis, some of which may have greater financial resources than us. We also compete to a lesser extent with primary metals producers, who typically sell to very large customers requiring regular shipments of large volumes of metals. Our products may not continue to compete successfully with our competitors' products. For example, if any customer becomes dissatisfied with our prices, quality or timeliness of delivery, among other things, it could award future business or move existing business to our competitors. Moreover, some of our customers could choose to manufacture and develop particular components themselves rather than purchase them from us. Increased competition and any resulting decrease in demand for our products could result in price reductions, reduced profit margins and loss of market share, each of which could adversely affect our business, results of operations and financial condition.

  Our business is impacted by environmental regulation, which may result in significant unanticipated costs adversely affecting our rofitability or growth.

        Our operations are subject to extensive federal, state and local laws and regulations governing waste disposal, air and water emissions, the handling of hazardous substances, environmental protection, remediation, workplace exposure and other matters. We believe that we are in substantial compliance with all such laws and do not currently anticipate that we will be required to expend any substantial amounts in the foreseeable future in order to meet current environmental or workplace health and safety requirements. However, some of the properties we own or lease are located in areas with a history of heavy industrial use, and are on or near sites listed on the CERCLA National Priority List. We have a number of leased properties located in or near industrial or light industrial use areas; and accordingly, these properties may have been contaminated by pollutants which would have migrated from neighboring facilities or have been deposited by prior occupants. Furthermore, we are not aware of any notices from authoritative agencies with respect to clean-up/remediation claims for contamination at the leased properties. However, we may be notified of such claims with respect to our existing leased or owned properties in the future, and we may incur remediation costs related to such claims.

        Although no environmental claims have been made against us and we have not been named as a potentially responsible party by the Environmental Protection Agency or any other party, it is possible that we could be identified by the Environmental Protection Agency, a state agency or one or more third parties as a potentially responsible party under CERCLA or under analogous state laws. If so, we could incur substantial litigation costs to prove that we are not responsible for the environmental damage. We have obtained limited indemnities from the former stockholders of the acquired companies whose facilities are located at or near contaminated sites. The limited indemnities are subject to certain deductible amounts, however, and there can be no assurance that these limited indemnities will protect us to any extent. If these limited indemnities fail to protect us, then litigation or remediation costs may adversely affect our profitability or growth in our business.

  We rely on key personnel, and the inability to timely replace members of our senior management may adversely affect our results from operations.

        Most of our senior management at certain of our subsidiary operations is generally comprised of former owners who received the existing common stock outstanding prior to the Effective Date, and committed to stay with their operations after acquisition. As a result of the implementation of the Reorganization Plan, substantially all of these individuals have suffered significant losses in our old common stock and have lower incomes than they averaged when they owned their former businesses. These former owners have non-competition obligations that expire on the fifth anniversary of their date of acquisition. Substantially all of these agreements will expire by the end of the second quarter of 2003, and all of these obligations will expire by 2004. Further, as a result of the implementation of the Reorganization Plan, the former owners are no longer significant stockholders in the Company. Where desired, we may not be able to retain these individuals or find suitable replacements in a timely manner if such individuals leave the Company. The failure to retain or replace such management within a reasonable period of time could negatively impact results from operations at such locations.

  There may not continue to be an active market for the common stock, and you may not be able to sell your shares of common stock at any price.

        Our common stock was approved for listing on the American Stock Exchange, or AMEX, on May 28, 2003. In the future our common stock may not meet the continued listing requirements of the AMEX. Previously, our common stock was quoted on the OTC Bulletin Board, or OTCBB. Information with respect to OTCBB quotations reflects inter-dealer prices without retail markup, markdown or commission and may not represent actual transactions, and quotations on the OTCBB are sporadic. If our common stock were to be delisted by the AMEX, the market liquidity of our common stock would likely be negatively affected, which may make it more difficult for holders of our common stock to sell their securities in the open market. Additionally, if we were delisted from the AMEX, then public perception of the value of our common stock could be materially adversely affected and any additional financing may become difficult to obtain. You could lose your investment, and we could face greater difficulty raising capital necessary for our continued operations. Purchasers of the common stock offered hereby may be unable to resell such common stock at any price.

        In the event that our common stock was de-listed from the AMEX due to low stock price, we may become subject to special rules, called "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell our common stock. The rules require, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission relating to the market for penny stocks. The broker-dealer also must disclose the commissions payable both to the broker-dealer and the registered representative and current quotations for the securities, and monthly statements must be sent disclosing recent price information.

        In the event that our common stock becomes characterized as a penny stock, our market liquidity could be severely affected. The regulations relating to penny stocks could limit the ability of broker-dealers to sell our common stock and thus the ability of purchasers in this offering to sell their common stock.

  We do not anticipate paying dividends on the common stock.

        We currently do not anticipate paying dividends on the common stock. The covenants in the New Credit Facility currently place certain restrictions on our ability to pay dividends to holders of the common stock.

  Sales of stock by the selling shareholders may negatively affect the market price.

        All of the common stock being offered hereby is offered solely by selling stockholders who are not restricted as to the prices at which they may sell the common stock. Shares sold below the current prices reported on the AMEX may adversely affect the market price of the common stock. The outstanding shares of common stock covered by this prospectus represent approximately 27% of our outstanding shares as of July 2, 2003. This large amount of common stock, if sold all at once or in blocks, may have a negative effect on the market price.

  We expect to experience volatility in our stock price which could negatively affect your investment.

        An investment in our common stock involves substantial risks. The stock market generally and the market for stocks of companies with lower market capitalizations, like us, in particular have from time to time experienced and likely will again experience significant price and volume fluctuations that are unrelated to the operating performance of a particular company.

  Sales of substantial amounts of common stock in the public market or the availability of substantial amounts of common stock for sale subsequent to this offering could adversely affect the prevailing market price of the common stock.

        The 5,500,000 shares of common stock offered hereby will be freely tradable immediately following this offering. In addition, 14,500,000 of our remaining 14,654,710 outstanding shares are also available for sale in the public market at any time. Sales of substantial amounts of the common stock may have a negative effect on the market price of the common stock.

SELLING SECURITY HOLDERS

        Under the terms of the Reorganization Plan, the unsecured creditors (including the selling shareholders) are to receive, upon resolution of all disputed creditor claims and completion of distributions, 20,000,000 shares of common stock (including the common stock offered hereby) in the reorganized Company to discharge and in exchange for the approximately $367.3 million of unsecured debt that had been outstanding upon commencement of the Chapter 11 proceedings. We are registering the shares of common stock offered hereby in order to permit the selling shareholders to offer the shares of common stock for resale from time to time. Pursuant to the Reorganization Plan, we entered into a registration rights agreement with the selling shareholders that requires us to file this registration statement with the SEC to register for resale the shares of common stock issued to the selling shareholders as unsecured creditors under the Reorganization Plan. We are required to cause this registration statement to remain effective (subject to suspension during certain specified periods) until all such shares have been resold or, if earlier, October 31, 2005. We are also required to permit the inclusion of such shares on a "piggyback" basis in certain other registration statements filed by our Company until such date. We are required to pay all costs of compliance with the registration rights agreement and the reasonable fees and expenses of a single counsel for holders of such shares in connection therewith. Except for the ownership of the shares of common stock offered hereby, the selling shareholders have not had any material relationship with us within the past three years.

        The selling shareholders are not obligated to sell any of the shares offered by this prospectus and may sell all, some or none of their shares in this offering. See "Plan of Distribution." Accordingly, we cannot estimate how many shares the selling shareholders will own upon the consummation of any such sales. Also, the selling shareholders may have sold, transferred or otherwise disposed of or may in the future sell, transfer or otherwise dispose of all or a portion of their shares since the date on which the shares were issued in transactions exempt from registration requirements of the Securities Act, including pursuant to Rule 144 under the Securities Act.

        The table below lists the selling shareholders and other information regarding the ownership of the common stock by the selling shareholders. The first column indicates the names of the selling shareholders. The second column lists (i) the number of shares of common stock beneficially owned by the selling shareholders, plus (ii) the number of shares of common stock, based on its ownership of warrants, that would have been issuable to the selling shareholders as of July 2, 2003 assuming exercise of the warrants held by the selling shareholders on that date. The third column lists the maximum number of shares of common stock that may be offered by this prospectus by the selling shareholders, which amount constitutes the sum of (x) the shares specified in clause (i) of the previous sentence and (y) shares held in escrow by the exchange agent under the Reorganization Plan that may be distributed to the selling shareholders upon final resolution of disputed claims under our Reorganization Plan. The fourth and fifth columns assume the sale of all of the shares offered by the selling shareholders pursuant to this prospectus. We are currently in the process of finalizing our distribution of new common stock under our Reorganization Plan. Upon final resolution of all disputed claims, we expect to release additional equity to the recipients under the Reorganization Plan. Based on our current estimates of what we expect to distribute, the amounts of common stock being offered hereby by the selling shareholders may be less than the respective amounts included in the third column.

Name	Number of Shares Owned Prior to Offering (2)	Number of Shares Being Offered	Number of Shares Owned After Offering	Percentage of Outstanding Common Stock After Offering
Citadel Equity Fund Ltd.(1)	3,134,090	3,833,235	5,090	*
Citadel Credit Trading Ltd.(1)	1,362,721	1,666,765	2,171	*

* less than 1 percent

(1)
Citadel Limited Partnership ("Citadel") is the trading manager of Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd. and consequently has voting control and investment discretion over securities held by Citadel Equity Fund Ltd and Citadel Credit Trading Ltd. Citadel disclaims beneficial ownership of the shares beneficially owned by Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd. and each of Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd. disclaims beneficial ownership of the shares held by the other. Kenneth C. Griffin indirectly controls Citadel. Mr. Griffin disclaims beneficial ownership of the shares held by Citadel Equity Fund Ltd and Citadel Credit Trading Ltd. The selling shareholders have advised us that (i) neither Citadel Equity Fund nor Citadel Credit Trading is a registered broker-dealer and (ii) Citadel Equity Fund and Citadel Credit Trading, however, are affiliates of registered broker-dealers.

(2)
Does not includes 699,145 and 304,044 shares, respectively, held in escrow by the exchange agent under the Reorganization Plan that may be distributed to the selling shareholders upon final resolution of disputed claims.

PLAN OF DISTRIBUTION

        We are registering the shares of common stock to permit the resale of the shares of common stock by the holders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock.

        The selling shareholders may sell all or a portion of common stock beneficially owned by them and offered hereby from time to time directly or through one or more broker dealers or agents. If the common stock is sold through broker-dealers, the selling shareholders will be responsible for commissions or agent's commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

  (1)
  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

  (2)
  in the over-the-counter market,

  (3)
  in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

  (4)
  through the writing of options, whether such options are listed on an options exchange or otherwise, or

  (5)
  through the settlement of short sales.

        If the selling shareholders effect such transactions by selling shares of common stock to or through broker-dealers or agents, such brokers-dealers, or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular brokers-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

        The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to the prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

        The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.

        The selling stockholders have advised us that they received the shares in the ordinary course of their business and at the time they received the shares they were not a party to any agreement or other understanding to distribute the shares, directly or indirectly.

        Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

        The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules of regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of the purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

        We will pay all fees and expenses incident to our obligation to register the shares of common stock pursuant to the registration rights agreement, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling shareholders will pay all discounts, selling concessions or commissions, if any. In connection with sales made pursuant to this prospectus, we will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements or the selling shareholders will be entitled to contribution. We will be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholders for use in this prospectus, in accordance with the related registration rights agreement or we will be entitled to contribution.

VALIDITY OF SECURITIES

        The validity of the shares of common stock offered hereby will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, Houston, Texas.

EXPERTS

        The consolidated balance sheets of Metals USA, Inc. and subsidiaries as of December 31, 2002 (Successor Company balance sheet) and 2001 (Predecessor Company balance sheet) and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the period from November 1, 2002 to December 31, 2002 (Successor Company operations), the period from January 1, 2002 to October 31, 2002, and the years ended December 31, 2001 and 2000 (Predecessor Company operations), included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated by reference in this Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes 1) an explanatory paragraph referring to the application of fresh start accounting in accordance with AICPA's Statement of Position 90-7 "Financial Reporting for Entities in Reorganization Under the Bankruptcy Code" and the lack of comparability of financial information between reporting periods, and 2) an emphasis paragraph related to the Adoption of Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" on January 1, 2002), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION WE INCORPORATE BY REFERENCE
UNCERTAINTY OF FORWARD-LOOKING STATEMENTS
FRESH START ACCOUNTING
RISK FACTORS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
VALIDITY OF SECURITIES
EXPERTS